Your Bank...Your Partner

February 27, 2004

Mr. Bill Peters
Badger Paper Mills, Inc.
200 W. Front St.
Peshtigo, WI 54157

Dear Bill:

Badger Paper Mills, Inc. was in default of our loan agreement at 12/31/03 due to not meeting the debt service coverage covenant. Wisconsin Business Bank agrees to waive this covenant as it pertains to the year 2003.

This waiver should not be construed to be a waiver of any other rights under the note, loan agreement and related loan documents.

Please sign below to accept these terms.

Sincerely,

Wenda M. Roycraft
Vice President

I agree and acknowledge the above terms on this _____ day of ______________, 2004.

By ______________________________
      William F. Peters
      CFO, Vice President/Secretary
      Badger Paper Mills, Inc.

1510 Mid Valley Dr., P.O. Box 5307, De Pere, WI 54115-5307
Phone 920-983-5000 Fax 920-983-2980
www.wisbusbank.com